Exhibit 99.1

i-80 Gold Intersects High-Grade Gold in Drilling of the Ogee Zone at Granite Creek - Provides Initial Results from 2022 Underground Program

Including 28.1 g/t Au over 18.7 m, 15.0 g/t Au over 14.6 m, & 33.8 g/t over 4.8m

RENO, Nev., June 1, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce results from the first sixteen holes drilled in the 2022 underground program at the Granite Creek Property to define mineralization for mining and test for extensions of the Ogee Zone, the primary target of the underground program. The ongoing surface and underground drill program at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada is focused on defining mineralization for inclusion in an updated Feasibility Study expected at the end of the ~30,000 metre drill program.

During the fourth quarter of 2021, underground drilling platforms were completed providing access to test the expansion opportunity of the Ogee Zone, expected to provide the bulk of mineralization to be mined in the next twelve months. Initial drilling is primarily focused on defining mineralization immediately below existing mine workings (see Figure 1 and Table 1).  Drilling in 2022 continues to focus on further expansion in the area between the bottom level of the mine workings and the deepest hole drilled by i-80 so far to test the Ogee Zone depth extension (from surface), iGS21-15, that intersected multiple high-grade mineralized horizons including 13.3 g/t Au over 13.1 m, 20.3 g/t Au over 7.5 m and 10.1 g/t Au over 17.5 m. Additional drilling has focused on extensions of the Otto, Adam Peak, and Range Front faults beneath historic workings.

Highlight results from 2022 underground drilling at Granite Creek:

  28.1 g/t Au over 18.7 m in hole iGU22-01
  15.0 g/t Au over 14.6 m in hole iGU22-03
  33.8 g/t Au over 4.8 m in hole iGU22-13
  22.5 g/t Au over 3.0 m in hole iGU22-14

The Company is in the process of expanding the underground workings such that multiple headings are available for mining. The decline is being driven to depth and initial work is being performed to assess the potential to access the new South Pacific Zone located immediately below and to the north of the mine workings. It is expected that first mineralization from the underground operation will be trucked to Twin Creeks for processing in mid-2022, pursuant to the agreement with Nevada Gold Mines, until such time that the Company's Lone Tree facility is operational.

"These drill results further increase our confidence in the next level to be mined from the Ogee Zone.", stated Tyler Hill, Senior Geologist of i-80. "We continue to test extensions of the Ogee Zone at depth, which will complement expansion drilling in the new South Pacific Zone."

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). High-grade mineralization occurs in a near-identical geological setting as that at the multi-million ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings and step-out drilling aimed at expanding resources is currently underway.

Table 1 – Summary Assay Results from Initial 2022 Underground Drilling

New 2022 Drill Results from Granite Creek – Estimated true widths 70-90%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU22-01	Ogee	Core	151.9	170.6	18.7	28.1
iGU22-02	Otto	Core	40.8	41.5	0.6	20.4
And	Range Front	Core	62.3	63.4	1.1	11.1
iGU22-03	Ogee	Core	146.9	161.5	14.6	15.0
And	LH	Core	209.7	211.9	2.2	9.9
iGU22-04	Otto	Core	28.7	30.2	1.5	18.3
iGU22-05	Ogee	Core	139.3	140.5	1.2	16.4
iGU22-06	Ogee	Core	150.3	153.1	2.8	12.7
iGU22-07	Otto	Core	40.5	41.4	0.9	9.5
And	Range Front	Core	111.6	113.1	1.5	9.7
iGU22-08	Otto	Core	53.5	54.6	1.1	6.0
iGU22-09	Otto	Core	29.3	30.3	1.1	8.0
And	Adam Peak	Core	65.8	71.3	5.5	7.0
And	Range Front	Core	75.9	77.4	1.5	14.5
iGU22-10	No significant intercepts
iGU22-11	Otto	Core	46.9	53.5	6.6	6.5
iGU22-12	Ogee	Core	199.6	201.2	1.5	12.0
iGU22-13	Ogee	Core	165.2	170.0	4.8	33.8
iGU22-14	Otto	Core	50.3	53.3	3.0	22.5
iGU22-15	Otto	Core	307.8	309.4	1.6	13.2
And	Adam Peak	Core	314.1	320.1	6.0	9.0
iGU22-16	Otto	Core	26.7	27.1	0.5	21.9
And	Adam Peak	Core	51.4	55.5	4.1	13.4
And	Range Front	Core	91.0	92.6	1.6	21.0

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU22-01	478250	4554070	1453	353	-34
	iGU22-02	478069	4554190	1388	285	-39
	iGU22-03	478250	4554070	1453	359	-35
	iGU22-04	478069	4554190	1388	309	-31
	iGU22-05	478250	4554070	1453	333	-34
	iGU22-06	478250	4554070	1453	334	-36
	iGU22-07	478069	4554189	1387	265	-60
	iGU22-08	478250	4554070	1453	346	-40
	iGU22-09	478071	4554191	1388	342	-48
	iGU22-10	478250	4554070	1453	335	-40
	iGU22-11	478071	4554192	1388	359	-17
	iGU22-12	478250	4554070	1453	348	-45
	iGU22-13	478250	4554070	1453	333	-45
	iGU22-14	478071	4554191	1387	009	-60
	iGU22-15	478250	4554070	1453	346	-48
	iGU22-16	478071	4554191	1387	009	-31

Figure 1 – Cross Section View of the Ogee Zone (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-intersects-high-grade-gold-in-drilling-of-the-ogee-zone-at-granite-creek--provides-initial-results-from-2022-underground-program-301558607.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/01/c7976.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 01-JUN-22